Exhibit 8

LIST OF SIGNIFICANT SUBSIDIARIES

The following table lists the Registrant’s significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, as at December 31, 2002. The table includes the legal name of the subsidiary, its jurisdiction of incorporation and the name under which it does business. The table omits certain holding companies.

	JURISDICTION OF	NAME UNDER WHICH IT
COMPANY NAME	INCORPORATION	IS DOING BUSINESS

ČESKÝ MOBIL a.s. MOBIFON S.A.	Czech Republic Romania	Oskar Connex